FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January 2010
28 January 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky  Broadcasting  Group plc announcing Interim Results released on 28 January 2010

BRITISH SKY BROADCASTING GROUP PLC

Results for the half year ended 31 December 2009

GOOD SECOND QUARTER COMPLETES A STRONG FIRST HALF

Strong demand across the board in the second quarter

•	Good progress on both legs of growth - adding more customers and selling more products

   -  172,000 net additions takes the total customer base to 9.7 million
   -  One million net subscription product sales, up 36%

•	Sky+HD surpasses two million households with net additions more than double the prior year at 482,000

•	18% of customers now take TV, broadband and telephony

More innovation for customers in 2010

•	Bringing more high quality content and HD channels to customers

•	Switching to selling HD-enabled set-top boxes as standard

•	Launching Europe's first dedicated 3D TV channel

Strong financial performance in the first half

•	Total revenue up by 10% to £2.9 billion

•	Absorbed the cost of strong demand to deliver 4% growth in operating profit to £401 million

•	Strong financial progress in broadband and telephony

•	Free cash flow up 5% to £290 million[1]

•	Adjusted basic EPS of 14.47 pence[1] up 11%; reported basic EPS of 14.70 pence up 54%

•	Interim dividend increased by 5% to 7.875 pence per share

______________

[1] See page 2 for financial highlights and pages 2 and 11 for reconciliation of non-GAAP measures

Results highlights

Customer Metrics (unaudited)

	Quarterly Net Additions		Closing Base
'000s	31-Dec-09	31-Dec-08	31-Dec-09
Net Customer Additions	172	171	9,708
Additional products
Sky+	553	515	6,455
Sky+HD	482	188	2,082
Multiroom	102	68	1,999
Broadband	101	163	2,404
Telephony	130	139	2,112
Line rental	178	173	1,304
Other KPIs
Gross additions for the quarter (000)	402	398
Churn for the quarter (annualised %)	9.6%	9.9%
ARPU(£)	£492	£444

Business Performance (unaudited)

£'millions	6 months to Dec-09	6 months to Dec-08	% movement
Revenue	2,873	2,601	10%
Adjusted operating profit(1)	401	388	3%
% Adjusted Operating Profit Margin (1)	14.0%	14.9%
Adjusted EBITDA(1)	567	525	8%
Adjusted basic earnings per share(2)	14.47p	12.99p	11%
Net debt(3)	1,679	1,642	-2%

Statutory Results (unaudited)

£'millions	6 months to Dec-09	6 months to Dec-08	% movement
Revenue	2,873	2,601	10%
Operating profit	401	385	4%
Cash generated from operations	673	588	14%
Basic earnings per share	14.70p	9.54p	54%

1 Adjusted earnings before joint ventures, interest, taxation, depreciation and amortisation (EBITDA) and adjusted operating profit for the six months ended 31 December 2008 exclude EDS legal costs of £3 million. There are no adjusting items for the six months ended 31 December 2009.

2 Adjusted basic earnings per share (EPS) for the six months ended 31 December 2009 is based on adjusted profit for the period which excludes a £7 million gain relating to remeasurement of all derivative financial instruments (not qualifying for hedge accounting) (31 December 2008: £11 million gain) and related tax effects. Adjusted basic EPS for the six months ended 31 December 2008 is based on adjusted profit for the period which excludes adjusting items as detailed in note (1), a £59 million impairment relating to the Group's investment in ITV, a charge of £6 million relating to a deferred tax write-off, and related tax effects.

3 Net debt is defined as borrowings (£2,322 million), net of cash and cash-equivalents and short-term deposits (£494 million), and borrowing-related financial instruments (£149 million).

Jeremy Darroch, Chief Executive, commented:

"It has been another good quarter in what remains a tough environment, with more customers joining Sky and strong demand across our entire product range. The standout performance came in high definition TV with almost half a million customers choosing Sky+HD for our best home entertainment service.

"Our financial results were also strong. Total revenue increased by 10% in the first half of the year and, by focusing on operational efficiency, we have been able to absorb the upfront cost of meeting demand and deliver 11% growth in EPS. In recognition of the overall performance of the business, we have increased the interim dividend by a further 5%, representing a doubling of the dividend over five years. While the economic outlook remains uncertain, we remain well positioned with high-quality products offering customers great value for money.

"This year, we intend to build on our success by bringing our leading HD box technology to even more customers. From today, we will start selling HD-enabled boxes as standard and customers will receive the box for free when they subscribe to our HD pack of channels. These are important steps which will allow us to grow more efficiently and further accelerate the pace of innovation for customers. This weekend, Sky will offer the UK's first live public broadcast in 3D, using our existing Sky+HD platform, and we are on track for the commercial launch of our dedicated 3D channel in the spring."

OVERVIEW

The business has performed well in what continues to be a tough consumer environment, with strong demand for our products across the board. We are delivering against both legs of growth, with net customer additions of 172,000 and one million net subscription products sold in the quarter. Within this was a standout performance in HD and, today, we have over two million customers choosing to pay for our best viewing experience. In the context of this higher level of activity we have executed well, completing a record number of installations in December despite the adverse weather conditions. We also completed the rollout of full unbundling and around 1,150 of our exchanges are now enabled.

Our strong operational performance is reflected in a 10% increase in total revenue, including a 16% increase in retail subscription revenue. We have successfully absorbed an estimated £70 million of upfront cost related to high demand for HD, delivering 3% growth in adjusted operating profit and 11% growth in adjusted basic EPS. We are proposing a further 5% increase in the interim dividend to 7.875 pence per share, which is supported by healthy free cash flow and a strong financial position.

OUTLOOK FOR THE BUSINESS

While the economic outlook remains uncertain, we enter 2010 in a good position and we will continue to focus on a consistent set of priorities. In addition to customer growth and take-up of additional products, we will seek to extend and build on our leadership position in high definition and seek to grow our share in home communications. We will continue to invest sensibly where we see long-term advantage and stay disciplined on costs.

OPERATIONAL REVIEW

During the quarter we increased the overall number of customers and sold more products to our existing customers. DTH customer net additions were 172,000 in the quarter, taking the total base to 9.7 million. Within this, gross additions of 402,000 were in line year on year and churn was 9.6%, a 0.3 percentage point decrease year on year. Net additional subscription product sales (Sky+HD, broadband, telephony and line rental) were up 36% in aggregate, with growth in each product line, helping us to deepen our customer relationships even further. As customers rewarded us with more of their business, ARPU rose by 11% to £492.

This quarter saw record growth in Sky+HD following a good response to our Christmas marketing campaign. We added 482,000 net Sky+HD customers, a 156% increase year on year, meaning that we have added 1.3 million HD customers in the last 12 months. Today, more than two million customers are choosing to pay just 30p extra a day to enjoy our highest quality viewing experience, including 37 channels from a range of leading brands. We continue to extend our HD offering further for customers. This quarter we added E4 HD, Sky Movies Indie HD and MGM HD to the channel line-up and completed the roll-out of our new EPG to all HD households.

Customers continue to respond to the exceptional value of our broadband, telephony and line rental products. One in four of our customers chooses Sky Broadband and we surpassed two million Sky Talk customers and 1.3 million line rental customers. At the same time, we successfully completed the roll-out of full unbundling, with 100% of target exchanges now enabled. We ended the quarter with 500,000 fully unbundled customers and the percentage of customers taking each of TV, broadband and telephony reached 18% - both of which will deliver improved underlying profitability. We are already starting to see the financial benefits of actions taken in calendar 2009, with first half broadband and telephony losses halving year on year to £37 million.

Standardising Set-top Box Platform for New and Upgrading Customers

Building on our success in high definition, we intend to bring our leading box technology and innovation to even more customers. From 28 January 2010 all new and upgrading customers will receive a Sky+HD box and, if they subscribe to our £10 a month HD channel pack for the first time, they will receive their HD box for free (subject to an installation charge).

These moves are fully funded by supply chain efficiencies and therefore are not expected to change customer acquisition cost, whilst delivering many benefits to our business. Getting more of our best boxes into customers' homes today allows us to grow more efficiently, making it easy for customers to upgrade to our HD channel pack in the future with no need for a box swap or engineer visit. In addition, standardising around the HD box platform will simplify our customer-premises equipment and help us to accelerate further our pace of innovation. By passing on supply-chain savings, we will make Sky+HD even more accessible to customers and maintain our leadership position in this fast-growing segment.

All HD boxes already have our new on-screen TV guide and later this year we will launch our video on demand and 3D service to HD boxes. Today we are also introducing a premium one terabyte HD box for customers who prefer greater in-home storage. For £249 (plus installation) customers will be able to store the equivalent of around 240 hours of HD content.

Content and Innovation

We continue to invest in putting great content on screen for our customers. This quarter we acquired the US PGA tour rights until December 2017, we were awarded five of the seven packs of live Premier League rights in Ireland from August 2010 for three years and we renewed our agreement with the WWE.

In sport, we produced over 9,000 hours of HD content, 67% more than the prior year, and achieved our highest ever audiences for England's Rugby Union Autumn internationals and the Super League Grand Final. Sky Movies had a particularly strong quarter in terms of customers and audience share with seven premieres each achieving audiences of more than a million.

In entertainment, our festive schedule was well received with 'Noel's Christmas Presents' attracting in excess of one million viewers. Acquired US content also performed well with the launch of new shows such as 'Modern Family' and we have a strong line-up for 2010 with the return of both 'Lost' and '24'. We continue to invest in high-quality original commissions and have got off to a strong start in 2010 with early episodes of 'Got to Dance' with Davina McCall attracting over a million viewers.

This quarter we also extended distribution of our content to new platforms. In October, we launched Sky Player on the Xbox 360 console and, in November, we launched the Sky Mobile TV application for the iPhone, adding to our existing Sky News, Sky Sports and Remote Record apps. We have now registered over three million downloads of Sky applications on the iPhone.

Sky 3D

In April 2010, we plan to launch Sky 3D, Europe's first dedicated 3D TV channel. Initially, the channel will be available to commercial customers, offering a live Premier League match in 3D each week. Later in the year, as availability of 3D TV sets continues to grow, we plan to make Sky 3D available to all Sky+HD customers, with a wide range of 3D content including movies, sport, documentaries, entertainment and the arts. Sky 3D will work with all existing Sky+HD boxes and will initially be introduced at no extra cost for customers who subscribe to Sky's top TV package and the Sky+HD pack.

As part of the preparations for this ground-breaking launch, Sky will broadcast the world's first live 3D TV sports event on 31 January 2010. Live coverage of the Premier League match between Arsenal and Manchester United will be filmed in 3D and broadcast over the Sky platform to selected pubs around the UK and Ireland.

The Bigger Picture

As part of our commitment to developing Sky's long term sustainability, we delivered a number of important initiatives in the quarter through our Bigger Picture programme. These developments focus on three areas: helping to tackle climate change; encouraging participation in sport; and making the arts more accessible.

In October, we launched Sky Rainforest Rescue, a three-year campaign with WWF to help save one billion trees in the Amazon rainforest. We are calling on the British public for donations and will match contributions pound for pound up to a joint target of £4 million. The project forms part of our new set of environmental commitments, including an overall target to cut CO2 emissions across the business by 25% per £m of turnover by 2020. We plan to make our buildings 20% more energy efficient and to obtain 20% of our energy requirements for all our owned buildings from onsite renewable energy in the same timeframe. We have also committed to cut the energy consumption rate of our set-top boxes by 30% by 2012.

Lumiere, our second public art project with Artichoke, saw the streets and historic landmarks of Durham transformed by light in November. The work of both UK and international artists was enjoyed by 75,000 people over the four day event.

In December, triple Olympic gold medallist Bradley Wiggins signed to Team Sky, the new professional road cycling team. Team Sky is part of Sky's ambitious cycling project, in partnership with British Cycling, through which we aim to get a million more people of all ages and abilities cycling regularly by 2013. Since the quarter end, Team Sky had a successful debut at the opening race of the season, the 'Tour Down Under', where they took two stage wins and third place overall.

FINANCIAL SUMMARY

Group revenue increased by 10%, with a strong performance in subscription revenue. In the context of record demand for HD, adjusted operating profit was 3% higher at £401 million, with double-digit revenue growth and a tight focus on costs offsetting the upfront cost of customer acquisitions and upgrades. An improved contribution from joint ventures and associates, together with lower interest and tax charges, resulted in adjusted basic earnings per share of 14.47p, up 11% on the prior year. Reported earnings per share were 54% higher at 14.70p.

Net incremental investment in accelerated HD growth is estimated at around £70 million, all of which was expensed in the first half. This reflects a higher number of HD upgrades, the higher proportion of new customers joining us directly with an HD box, fixed costs of £15 million relating to the creation of 1,000 new customer facing roles, all net of incremental HD pack subscription revenue. The payback profile of HD remains attractive with per customer economics in line with guidance given in January 2009.

First half broadband and telephony losses halved year on year to £37 million and our broadband and telephony business generated positive EBITDA for the third consecutive quarter. This performance reflects continued customer growth in all of our home communication products and the benefits of removing standalone free broadband nine months ago.

The Board proposes to further increase the interim dividend by 5% to 7.875 pence per share, which is supported by healthy free cash flow and a strong financial position.

Our results include £284 million of revenue and £37 million of operating losses relating to Sky Broadband and Sky Talk (2009: £166 million and £72 million loss, respectively). Operating losses in Easynet were £12 million (2009: £14 million).

Revenue

Total Group revenue increased by 10% year on year to £2,873 million (2009: £2,601 million), with strong growth in subscription revenue offsetting weakness in other categories.

Retail subscription revenue increased by 16% on the comparable period to £2,294 million (2009: £1,984 million). This reflects 5% average growth in the volume of customers and 11% year on year growth in ARPU.

Wholesale subscription revenue increased by £22 million to £115 million (2009: £93 million) benefiting from the return of our basic channels to Virgin Media's platform in November 2008, as well as a higher number of premium channel subscribers.

Advertising revenue was 5% lower year on year at £157 million (2009: £165 million), in line with our estimate of the overall sector performance. The first half saw higher relative payments to media partners as the result of a stronger year on year performance in viewing and impacts. Excluding these payments, we continued to outperform the overall TV sector. On 13 November we announced an agreement with Viacom to become their exclusive representative for television advertising sales in the UK and Ireland. As a result, all networks represented by Sky Media will benefit from a larger, more diverse collection of brands, harnessing the strength of an enlarged portfolio of channels and technological innovation.

Easynet revenue increased by 2% to £100 million (2009: £98 million). Despite challenging conditions, Easynet has continued to grow recurring revenues whilst at the same time improving revenue mix by winning a greater proportion of larger, higher margin contracts. The business continues to take market share with key new customer gains from Mott McDonald, Multi Corporation and Charles Stanley.

Installation, hardware and service (IHS) revenues were £99 million (2009: £142 million) with the strong increase in the volume of HD customer additions more than offset by our decision to lower the retail price of a Sky+HD box in January 2009.

Other revenue fell by £11 million to £108 million (2009: £119 million), due to the loss of conditional access fees from Setanta and the absence of third party set-top box sales associated with the former Amstrad business. This was partially offset by higher Sky Bet revenues.

Costs and Operating Profit

We continue to make good progress on costs. In the context of a much higher level of product sales, adjusted operating profit increased by 3% with efficiencies in other operating costs more than offsetting continued investment in programming and in meeting the upfront cost of demand for Sky+HD.

Direct Costs

Programming costs increased by 9% to £920 million (2009: £843 million) reflecting our ongoing commitment to provide differentiated content for customers across a broad range of genres. More than half of this increase was within sports, reflecting both new additional rights (UEFA Champions League and Scottish Premier League) and underlying inflation in existing rights. The increase in third party channel costs reflected our new relationship with ESPN, the renewed carriage agreement for Virgin Media channels and growth in third-party HD channels. Entertainment programming reflected new rights in the current year such as 'House', 'Lie To Me' and 'Modern Family'.

Direct network costs (classified within Transmission costs for statutory reporting purposes) increased to £246 million (2009: £159 million), due to higher volumes of broadband, telephony and line rental customers.

Other Operating Costs

Marketing costs increased by 22% to £540 million, reflecting strong demand for our products and around half a million more Sky+HD net additions year on year. An increasing proportion of new customers are now joining us directly with HD, with over 40% of gross additions taking Sky+HD in the second quarter. This was reflected in group SAC, which increased by £30 to £320. Marketing costs also reflect substantially higher upgrade volumes year on year, with around 300,000 more HD upgrades in the half.

Subscriber management and supply chain costs fell by £5 million to £331 million (2009: £336 million) with rate savings achieved through greater in-sourcing of set-top box design and manufacture, offsetting the upfront cost of fulfilling demand for HD. This performance was also achieved in the context of significantly increased business activity overall, completion of our mailing of eleven million replacement viewing cards, and a higher volume of calls handled in relation to the roll-out of both our line rental product and the launch of ESPN and ESPN HD to Sky customers.

Transmission, technology and fixed network costs (excluding direct network costs as detailed above) increased by 2% to £184 million. This is substantially below the rate of revenue growth and reflects efficiencies achieved through increased utilisation of exchange and backhaul assets and improved pricing on support services for network assets.

Administration costs were held flat year on year at £251 million, reducing as a percentage of revenue by almost 100 basis points. This is in line with our aim of keeping growth in administration costs substantially below that of revenue through a number of initiatives, including managing headcount closely, renegotiation of travel contracts and supplier consolidation.

Earnings

After the Group's share of operating results from joint ventures and associates of £14 million (2009: £10 million) and a net interest charge of £57 million (2009: £60 million), the Group reported a profit before tax in the period of £358 million (2009: £276 million).

The tax charge for the period is £102 million (2009: £110 million) reflecting an adjusted effective tax rate of 28%, down from 31% in the prior year. The Group has benefited from a streamlined entity structure and the lower UK corporate rate and we currently expect the effective tax rate for the year to be in the range of 28-29%.

Adjusted profit for the period was £252 million (2009: £226 million), generating an adjusted basic earnings per share of 14.47 pence (2009: 12.99 pence). Reported profit after tax for the period was £256 million (2009: £166 million), generating basic earnings per share of 14.70 pence (2009: basic earnings per share of 9.54 pence).

The issued share capital at end of the period was 1,753 million shares of 50 pence. Over the entire period the weighted average number of shares excluding those held by the Employee Share Ownership Plan for the settlement of employee share awards was 1,742 million.

Cash Flow and Financial Position

Operating profit for the period, including exceptional costs, was £401 million, generating EBITDA of £567 million (2009: £522 million). Cash generated from operations of £673 million (2009: £588 million) included a working capital inflow of £88 million (2009: £43 million), reflecting further improvements in receivables collection. Free cash flow2 for the period was £290 million (2009: £276 million) and included net interest payments of £87 million (2009: £71 million), tax payments of £101 million (2009: £56 million), capital expenditure of £202 million (2009: £194 million) and net amounts received from joint ventures and associates of £7 million (2009: £9 million).

Exceptional Items

Net interest included a £7 million gain relating to the remeasurement of derivative financial instruments not qualifying for hedge accounting (2009: £11 million gain), and related tax effects.

Results in the prior year included an exceptional charge of £3 million within administration costs, relating to the legal expenses of the Group's claim against EDS; an adjustment of £6 million relating to a deferred tax write-off following a change in law in the period in respect of industrial building allowances; an impairment loss of £59 million relating to the Group's investment in ITV, and related tax effects.

Dividend

The Directors are declaring an interim dividend of 7.875 pence per Ordinary Share. This represents an increase of 5% on the comparable period and makes this the sixth consecutive year in which the Group has increased its dividend to shareholders.

The ex-dividend date will be 24 March 2010 and the dividend will be paid on 20 April 2010 to shareholders of record on 26 March 2010.

The final dividend in respect of the 2008/09 financial year, also up 5%, was paid to shareholders during the period, resulting in a total cash dividend payment in respect of the 2008/09 financial year of £307 million.

2 Free cash flow defined as the amount of cash generated after meeting obligations for interest and tax, after all capital expenditure and net cash flows relating to joint ventures and associates.

Corporate

ITV

On 21 January 2010 the Court of Appeal (CoA) delivered its judgment on Sky's appeal against the decisions of the Competition Commission and the Secretary of State requiring Sky to divest its shareholding in ITV to below 7.5%. The judgment upholds those decisions. Sky will review the judgment and order carefully and consider next steps in due course.

EDS

In a judgment handed down on 26 January 2010, the Technology and Construction Court ruled in favour of Sky after a five-year legal action against Electronic Data Systems (EDS) for deceit, negligent misrepresentation and breach of contract. The action related to EDS' former role as a supplier to Sky as part of our customer relationship management (CRM) project. The final amount of costs and damages will be determined by the Court in due course. However, based on the judgment, Sky anticipates that EDS will be liable to pay Sky an amount in excess of £200 million.

Board Committee Appointment

Daniel Rimer has been appointed as a member of the Remuneration Committee with immediate effect.

Enquiries:

Analysts/Investors:

Francesca Pierce	Tel:	020 7705 3337
Lang Messer	Tel:	020 7800 2657

E-mail: investor-relations@bskyb.com

Press:

Robert Fraser	Tel:	020 7705 3706
Bella Vuillermoz	Tel:	020 7705 3916

E-mail: corporate.communications@bskyb.com

There will be a presentation to analysts and investors at 09:30 a.m. GMT today. Participants must register by contacting Emily Dimmock or Yasmin Charabati on  +44 20 7251 3801 or at bskyb@finsbury.com. In addition, a live webcast of this presentation to UK/European analysts and investors will be available via http://www.sky.com/investors and subsequently available for replay.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST). To register for this please contact Dana Diver at Taylor Rafferty on  +1 212 889 4350.  Alternatively you may register online at http://invite.taylor-rafferty.com/_bskyb/cc.  A live webcast of this presentation will be available today on Sky's corporate website, which can be found at www.sky.com/corporate.

An interview with Jeremy Darroch, CEO, and Andrew Griffith, CFO, in audio / video and transcript will be available from 7:00 a.m. GMT today at www.sky.com/corporate and www.cantos.com.

Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+, Sky+HD and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on the significant risks and uncertainties are described in the "Principal risks and uncertainties" section of Sky's Annual Report on form 20-F for the full year ended 30 June 2009. Copies of the Annual Report on form 20-F are available from the British Sky Broadcasting Group plc web page at www.sky.com/corporate. All forward-looking statements in this presentation are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary and Terms

For a description of terms please refer to the Glossary section of Sky's Annual Report on form 20-F for the full year ended 30 June 2009.

Appendix 1 - Consolidated Financial Information

Condensed Consolidated Income Statement for the half year ended 31 December 2009

		2009/10	2008/09	2008/09
		Half year	Half year	Full year
	Notes	£ million	£ million	£ million

Revenue	2	2,873	2,601	5,359
Operating expense	3	(2,472)	(2,216)	(4,546)

EBITDA		567	522	1,104
Depreciation and amortisation		(166)	(137)	(291)
Operating profit		401	385	813

Share of results of joint ventures and associates		14	10	19
Investment income		2	28	35
Finance costs		(59)	(88)	(220)
Impairment of available-for-sale investment	4	-	(59)	(191)
Profit before tax		358	276	456

Taxation		(102)	(110)	(197)
Profit for the period attributable to equity shareholders of the parent company		256	166	259

Earnings per share from profit for the period (in pence)
Basic	5	14.7p	9.5p	14.9p
Diluted	5	14.6p	9.5p	14.8p

Adjusted earnings per share from adjusted profit for the period (in pence)
Basic	5	14.5p	13.0p	25.9p
Diluted	5	14.4p	12.9p	25.7p

Condensed Consolidated Statement of Comprehensive Income for the half year ended 31 December 2009

	2009/10	2008/09	2008/09
	Half year	Half year	Full year
	£ million	£ million	£ million

Profit for the period attributable to equity shareholders of the parent company	256	166	259
Other comprehensive income
Amounts recognised directly in equity
Exchange differences on translation of foreign operations	5	26	19
Gain on available-for-sale investment	140	-	96
Gain on cash flow hedges	7	601	377
Tax on cash flow hedges	(2)	(168)	(105)
	150	459	387
Amounts reclassified and reported in the income statement
Cash flow hedges	(24)	(406)	(351)
Tax on cash flow hedges	7	113	98
	(17)	(293)	(253)
Other comprehensive income for the period (net of tax)	133	166	134
Total comprehensive income for the period attributable to equity shareholders of the parent company	389	332	393

Condensed Consolidated Income Statement for the three months ended 31 December 2009

	2009/10 Three months ended 31 December £ million	2008/09 Three months ended 31 December £ million

Revenue	1,493	1,352
Operating expense	(1,290)	(1,146)

EBITDA	288	276
Depreciation and amortisation	(85)	(70)
Operating profit	203	206

Share of results from joint ventures and associates	8	6
Investment income	1	9
Finance costs	(34)	(39)
Impairment of available-for-sale investment	-	(35)
Profit before tax	178	147

Taxation	(50)	(54)
Profit for the quarter attributable to equity shareholders of the parent company	128	93

Earnings per share from profit for the quarter (in pence)
Basic	7.3p	5.3p
Diluted	7.3p	5.3p

Adjusted earnings per share from adjusted profit for the quarter (in pence)
Basic	7.5p	6.9p
Diluted	7.5p	6.8p

The consolidated income statement for the three months ended 31 December 2009 is not extracted from the Group's Interim Management Report for the period ended 31 December 2009.

Condensed Consolidated Balance Sheet as at 31 December 2009

	31 December	31 December	30 June
	2009	2008	2009
	£ million	£ million	£ million
Non-current assets
Goodwill	852	852	852
Intangible assets	347	325	345
Property, plant and equipment	804	751	799
Investments in joint ventures and associates	145	145	135
Available-for-sale investments	401	279	261
Deferred tax assets	18	-	17
Trade and other receivables	23	17	21
Derivative financial assets	211	582	202
	2,801	2,951	2,632

Current assets
Inventories	700	630	386
Trade and other receivables	638	705	613
Short-term deposits	-	165	90
Cash and cash equivalents	494	1,088	811
Derivative financial assets	29	178	37
	1,861	2,766	1,937

Total assets	4,662	5,717	4,569

Current liabilities
Borrowings	-	958	465
Trade and other payables	1,873	1,822	1,492
Current tax liabilities	167	203	173
Provisions	17	26	18
Derivative financial liabilities	21	62	46
	2,078	3,071	2,194

Non-current liabilities
Borrowings	2,322	2,553	2,279
Trade and other payables	70	62	66
Provisions	11	14	12
Derivative financial liabilities	57	3	82
Deferred tax liability	-	35	-
	2,460	2,667	2,439

Total liabilities	4,538	5,738	4,633

Share capital	876	876	876
Share premium	1,437	1,437	1,437
Reserves	(2,189)	(2,334)	(2,377)
Total equity (deficit) attributable to equity shareholders of the parent company	124	(21)	(64)

Total liabilities and shareholders' equity (deficit)	4,662	5,717	4,569

Condensed Consolidated Cash Flow Statement for the half year ended 31 December 2009

		2009/10	2008/09	2008/09
		Half year	Half year	Full year
	Notes	£ million	£ million	£ million

Cash flows from operating activities
Cash generated from operations	7	673	588	1,205
Interest received		2	30	47
Taxation paid		(101)	(56)	(178)
Net cash from operating activities		574	562	1,074

Cash flows from investing activities
Dividends received from joint ventures and associates		8	11	20
Net funding to joint ventures and associates		(1)	(2)	(3)
Purchase of property, plant and equipment		(109)	(126)	(261)
Purchase of intangible assets		(93)	(68)	(139)
Purchase of available-for-sale investments		-	-	(19)
Proceeds on disposal of property, plant and equipment		1	-	2
Decrease in short-term deposits		90	20	95
Net cash used in investing activities		(104)	(165)	(305)

Cash flows from financing activities
Proceeds from borrowings		-	398	398
Repayment of borrowings		(482)	(32)	(434)
Proceeds from disposal of shares in Employee Share Ownership Plan ("ESOP")		2	-	1
Purchase of own shares for ESOP		(42)	(40)	(40)
Interest paid		(89)	(101)	(217)
Dividends paid to shareholders		(176)	(167)	(298)
Net cash (used in) generated from financing activities		(787)	58	(590)

Effect of foreign exchange rate movements		-	1	-
Net (decrease) increase in cash and cash equivalents		(317)	456	179
Cash and cash equivalents at the beginning of the period		811	632	632

Cash and cash equivalents at the end of the period		494	1,088	811

Condensed Consolidated Statement of Changes in Equity for the half year ended 31 December 2009

	Share capital	Share premium	ESOP reserve	Hedging reserve	Available- for-sale reserve	Other reserves	Retained earnings	Shareholders' equity (deficit)
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2008	876	1,437	(37)	7	-	335	(2,786)	(168)
Profit for the period	-	-	-	-	-	-	166	166
Exchange differences on translation of foreign operations	-	-	-	-	-	26	-	26
Recognition and transfer of cash flow hedges	-	-	-	195	-	-	-	195
Tax on items taken directly to equity	-	-	-	(55)	-	-	-	(55)
Total comprehensive income for the period	-	-	-	140	-	26	166	332
Share-based payment	-	-	(37)	-	-	-	20	(17)
Tax on items taken directly to equity	-	-	-	-	-	-	(1)	(1)
Dividends	-	-	-	-	-	-	(167)	(167)
At 31 December 2008	876	1,437	(74)	147	-	361	(2,768)	(21)
Profit for the period	-	-	-	-	-	-	93	93
Exchange differences on translation of foreign operations	-	-	-	-	-	(7)	-	(7)
Revaluation of available-for-sale investment	-	-	-	-	96	-	-	96
Recognition and transfer of cash flow hedges	-	-	-	(169)	-	-	-	(169)
Tax on items taken directly to equity	-	-	-	48	-	-	-	48
Total comprehensive income for the period	-	-	-	(121)	96	(7)	93	61
Share-based payment	-	-	1	-	-	-	28	29
Tax on items taken directly to equity	-	-	-	-	-	-	(2)	(2)
Dividends	-	-	-	-	-	-	(131)	(131)
At 30 June 2009	876	1,437	(73)	26	96	354	(2,780)	(64)
Profit for the period	-	-	-	-	-	-	256	256
Exchange differences on translation of foreign operations	-	-	-	-	-	5	-	5
Revaluation of available-for-sale investment	-	-	-	-	140	-	-	140
Recognition and transfer of cash flow hedges	-	-	-	(17)	-	-	-	(17)
Tax on items taken directly to equity	-	-	-	5	-	-	-	5
Total comprehensive income for the period	-	-	-	(12)	140	5	256	389
Share-based payment	-	-	22	-	-	-	(49)	(27)
Tax on items taken directly to equity	-	-	-	-	-	-	2	2
Dividends	-	-	-	-	-	-	(176)	(176)
At 31 December 2009	876	1,437	(51)	14	236	359	(2,747)	124

 Notes to the condensed consolidated interim financial statements

 1   Basis of preparation

The financial information set out in this press release does not constitute statutory financial statements for the half years ended 31 December 2009 or 2008, for the purpose of the Companies Act 2006, and is unaudited. Statutory financial statements for the year ended 30 June 2009 have been filed with the Registrar of Companies. The financial information below for the year ended 30 June 2009 is derived from our audited financial statements. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Whilst the financial information included in this press release has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"), this announcement does not itself contain sufficient information to comply with IFRS.

2    Revenue

	2009/10	2008/09	2008/09
	Half year	Half year	Full year
	£ million	£ million	£ million

Retail subscription	2,294	1,984	4,177
Wholesale subscription	115	93	206
Advertising	157	165	308
Easynet	100	98	202
Installation, hardware and service	99	142	235
Other	108	119	231
	2,873	2,601	5,359

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Easynet revenue is shown separately and other revenue now principally includes income from Sky Bet, technical platform service revenue and our online portal.

Included within retail subscription revenue for the year ended 30 June 2009 is £36 million of additional revenue representing amounts invoiced in prior years, which did not meet revenue recognition criteria under IFRS until March 2009.

3    Operating expense

	2009/10	2008/09	2008/09
	Half year	Half year	Full year
	£ million	£ million	£ million

Programming	920	843	1,750
Transmission, technology and networks	430	339	726
Marketing	540	444	907
Subscriber management and supply chain	331	336	662
Administration	251	254	501
	2,472	2,216	4,546

Included within administration for the year ended 30 June 2009 is £3 million (2009: half year £3 million) of expense relating to legal costs incurred on the Group's ongoing claim against EDS (the information and technology solutions provider (see note 8a)).

4    Impairment of available-for-sale investment

The Group's investment in ITV plc ("ITV") is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review the carrying value and recorded an impairment loss of £191 million in the year ended 30 June 2009 (2009: half year: £59 million). The impairment loss was determined with reference to ITV's closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group's third fiscal quarter. In line with IFRS, all subsequent increases in the fair value of the ITV investment above the impaired value have been recorded in the available-for-sale reserve. At 24 December 2009, the last trading day of the Group's half year, ITV's closing equity share price was 53.9 pence.

5    Earnings per share

	2009/10	2008/09	2008/09
	Half year	Half year	Full year
	Shares (millions)	Shares (millions)	Shares (millions)
The weighted average number of shares for the period was:
Ordinary shares	1,753	1,753	1,753
ESOP trust ordinary shares	(11)	(13)	(13)
Basic shares	1,742	1,740	1,740

Dilutive ordinary shares from share options	9	6	13
Diluted shares	1,751	1,746	1,753

The calculation of diluted earnings per share excludes 14 million share options (2009: half year 23 million; full year 21 million), which could potentially dilute earnings per share in the future, but which have been excluded from the calculation of diluted earnings per share as they are anti-dilutive in the period.

Basic and diluted earnings per share are calculated by dividing profit or loss for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the period which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

	2009/10 Half year £ million	2008/09 Half year £ million	2008/09 Full year £ million
Reconciliation from profit for the period to adjusted profit for the period
Profit for the period	256	166	259
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(7)	(11)	24
Recognition of deferred revenue (see note 2)	-	-	(36)
Deferred tax write off following change in legislation	-	6	6
Legal costs relating to ongoing claim against EDS (see note 3)	-	3	3
Impairment of available-for-sale investment (see note 4)	-	59	191
Tax effect of above items	3	3	4
Adjusted profit for the period	252	226	451

	2009/10 Half year Pence	2008/09 Half year Pence	2008/09 Full year Pence
Earnings per share from profit for the period
Basic	14.7	9.5	14.9
Diluted	14.6	9.5	14.8
Adjusted earnings per share from adjusted profit for the period
Basic	14.5	13.0	25.9
Diluted	14.4	12.9	25.7

6 Dividends

	2009/10 Half year £ million	2008/09 Half year £ million	2008/09 Full year £ million
Dividends declared and paid during the period
2008 Final dividend paid: 9.625p per ordinary share	-	167	167
2009 Interim dividend paid: 7.50p per ordinary share	-	-	131
2009 Final dividend paid: 10.10p per ordinary share	176	-	-
	176	167	298

The proposed 2010 interim dividend is 7.875 pence per ordinary share being £137 million. The dividend was proposed after the balance sheet date and is therefore not recognised as a liability as at 31 December 2009.

7    Notes to the condensed consolidated cash flow statement

a)    Reconciliation of profit before taxation to cash generated from operations

	2009/10	2008/09	2008/09
	Half year	Half year	Full year
	£ million	£ million	£ million

Profit before tax	358	276	456
Depreciation and impairment of property, plant and equipment	85	90	173
Amortisation and impairment of intangible assets	81	47	118
Impairment of available-for-sale investment	-	59	191
Share-based payment expense	18	23	48
Net finance costs	57	60	185
Share of results of joint ventures and associates	(14)	(10)	(19)
	585	545	1,152
Increase in trade and other receivables	(26)	(196)	(52)
Increase in inventories	(314)	(320)	(76)
Increase in trade and other payables	433	583	190
Decrease in provisions	(2)	(9)	(19)
(Decrease) increase in derivative financial instruments	(3)	(15)	10
Cash generated from operations	673	588	1,205

b)     Analysis of movements in net debt

	As at 1 July 2009	Cash movements	Non-cash movements	As at 31 December 2009
	£ million	£ million	£ million	£ million

Current borrowings	465	(463)	(2)	-
Non-current borrowings	2,279	(2)	45	2,322
Debt	2,744	(465)	43	2,322

Borrowings-related derivative financial instruments	(107)	(17)	(25)	(149)
Cash and cash equivalents	(811)	317	-	(494)
Short-term deposits	(90)	90	-	-
Net debt	1,736	(75)	18	1,679

8    Other matters

a)    Contingent assets

On 26 January 2010, the Group announced that it had won a five-year legal action against EDS (an information and technology solutions provider which provided services to the Group as part of the Group's investment in customer management systems, software and infrastructure). The final amount of costs and damages which will be recovered by the Group will be determined by the Court in due course. However, based on the judgment, Sky anticipates that EDS will be liable to pay the Group an amount of at least £200 million. HP, the parent company of EDS, has announced it intends to seek permission to appeal the decision.

b)    Contingent liabilities

On 7 May 2008, the Nomenclature Committee of the European Commission issued an Explanatory Note "EN" (0590/2007) to the Combined Nomenclature setting out their view that set-top boxes with a hard drive should be classified under Customs Tariff heading 8521 90 00 and so subject to a 13.9% ad valorem duty on importation to the EU. As a consequence, the Group is exposed to potential retrospective Customs Duty liability in respect of such set-top boxes imported by Amstrad (acquired in September 2007) and for the reimbursement of certain suppliers in line with the terms of contractual supply agreements.

Management's opinion is that the retrospective application of the Explanatory Note would be wrong as a matter of law. In addition, management considers that the adoption of the EN puts the EU in breach of the Information Technology Agreement of 1996, a view which is shared by the US, Japan, Singapore and Taiwan, who have instigated WTO proceedings against the EU on this matter. The Group therefore is, in common with other affected importers, defending its position on this matter and consequently has lodged an appeal to the VAT & Duties Tribunal regarding classification of these products.

This matter has been referred by the Tribunal to the European Court of Justice. The Group has also lodged an appeal with HMRC against the assessment for retrospective duty.

As a result of the potential remedies available under the Community Customs Code, the Group considers that it is probable that no outflow of economic benefit would be required to discharge this obligation, and that as such at 31 December 2009 any liability should be considered contingent.

9    Events after the balance sheet date

On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. This investment has been the subject of a review by the Competition Commission ("CC") and the Secretary of State ("SoS") for Business, Enterprise and Regulatory Reform (now the Department for Business, Innovation and Skills) and the subject of appeals to the Competition Appeal Tribunal and to the Court of Appeal ("CoA").

On 21 January 2010 the CoA handed down its judgment, upholding the Group's appeal on the media plurality issue, thereby affirming the CC's interpretation of the media plurality provisions of the relevant legislation, and rejecting the Group's appeal with respect to the competition issues and the remedial direction that the Group divest the ITV shares such that the Group would hold less than 7.5% of ITV's issued share capital. As a result, the report of the CC and adverse public interest finding of the SoS (including the remedial direction) are upheld.

The Group's application to the CoA for permission to appeal the CoA judgment to the Supreme Court, was rejected on 21 January 2010. The Group has until 18 February 2010 to apply directly to the Supreme Court for permission to appeal the CoA's judgment and is currently considering its position.

On 26 January 2010, the Group announced that it had won a five-year legal action against EDS (see note 8a for further details).

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 28 January 2010                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary